LEONARD, O’BRIEN
SPENCER, GALE & SAYRE

Thomas W. Newcome**
Brian F. Leonard+
Eldon J. Spencer, Jr. +
Michael R. O’Brien‡
Edward W. Gale
Grover C. Sayre, III+”
Thomas W. Newcome III*
Michelle McQuarrie Colton
Joseph J. Deuhs, Jr.
Thomas C. Atmore +
Ernest F. Peake
Matthew R. Burton
James M. Jorissen+
Attorneys at Law
A Professional Association

100 South Fifth Street
Suite 2500
Minneapolis, Minnesota 55402-1234
Telephone (612) 332-1030
Fax (612) 332-2740
Internet: www.losgs.com
September 20, 2006
Peter J. Sajevic, IIIR
Todd A. Taylor‡
Chad A. KelschÄ †
Kerry A. Trapp
Of Counsel
George B. Ingebrand, Jr.
Scott S. Payzant
Randall L. Seaver
+ Also admitted in Wisconsin
R Also admitted in Arizona
“Also admitted in Iowa
Ä Also admitted in North Dakota
† Also admitted in Missouri
‡ Qualified Neutral (Rule 114)
* Certified Real Property
          Law Specialist
     (Minnesota State Bar Association)
** Retired Status

VIA FEDERAL EXPRESS
Barbara C. Jacobs,
Assistant Director
United States Securities
  and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Re:	Agassiz Energy, LLC
Registration Statement on Form SB-2/A-5
Filed September 20, 2006
Registration No. 333-133024
Dear Ms. Jacobs:
This letter responds to the comments of your letter dated August 31, 2006 relating to Agassiz Energy, LLC (the “Company”). We are responding to your letter on behalf of the Company as its counsel.
The enclosed clean and marked-to-show-changes copies of Amendment No. 5 to the Company’s Registration Statement on Form SB-2, Reg. No. 333-133024 (the “Registration Statement”) contain revisions that are directly in response to your comments. We have reproduced below in italic font each of your comments set forth in your letter of August 31, 2006, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of August 31, 2006. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked versions of the documents enclosed herewith.

Ms. Barbara C. Jacobs,
Assistant Director
September 20, 2006

Form SB-2/A
General
1. Revise your filing to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.
The Company has revised the registration statement as appropriate to include the financial statements and notes, as well as related consent, for the period ended June 30, 2006.
2. Please revise your table of contents to conform to the headings in your registration statement. For example, we note your revision to the title “Description and Rights of Membership Units” is not reflected in your table of contents.
The Company has revised the Table of Contents to conform to the headings in the registration statement.
Description and Rights of Membership Units, page 81
3. We note your revisions pursuant to comment 17 of our letter dated July 21, 2006. It appears your revised disclosure that addresses your “Special Allocation Rules” and “United Transfer Restrictions” is not summary of the material provisions but instead appears a copy of the provisions contained in your operating agreements, complete with cross-references to other sections and numerous code provisions. Your disclosure should be revised to provide the information in summary form that is readily understandable to investors and not a mere recitation of specific provisions in your operating agreements.
The disclosures referred to have been significantly shortened to provide a summary of the key provisions.
Exhibits
4. We note your response to comment 18 of our letter dated July 21, 2006. We are continuing to process your confidential treatment application (Control No. 18796) and you will receive comments under separate cover.
The Company has received the comments related to the confidential treatment request and has responded separately, with a copy of that response attached hereto.

Ms. Barbara C. Jacobs,
Assistant Director
September 20, 2006

If you have any further questions, please do not hesitate to contact me.

Very truly yours, LEONARD, O’BRIEN SPENCER, GALE & SAYRE, LTD.
By /s/ Todd A. Taylor
Todd A. Taylor
Email: ttaylor@losgs.com

Enclosures
cc:       Mr. Donald Sargeant (w/o enclosures)